SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                             Dated January 27, 2006

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                        Commission File Number: 001-14666

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                            MITTAL STEEL COMPANY N.V.

                 (Translation of registrant's name into English)

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                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No X
                                       ---    ---

  If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                          ---.




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Mittal Steel Company N.V. hereby incorporates this Report on Form 6-K by reference into its Registration Statement on Form S-8 (Registration No. 333-107102) and its Registration Statement on Form F-3 (Registration No. 333-128742), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), to the extent not superseded by documents or reports subsequently filed by Mittal Steel Company N.V. under the Securities Act or the Securities Exchange Act of 1934, as amended.



INDEX
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Exhibit 99.1    Mittal Steel Company N.V.'s press release announcing Mittal
                Steel Company N.V.'s offer to acquire the shares of Arcelor S.A.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MITTAL STEEL COMPANY N.V.


Date:  January 27, 2006                          By:  /s/ Henk Scheffer
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                                                 Name:  Henk Scheffer
                                                 Title: Company Secretary



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                                  EXHIBIT INDEX
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Exhibit 99.1      Mittal Steel Company N.V.'s press release announcing
                  Mittal Steel Company N.V.'s offer to acquire the shares of Arcelor S.A.